September 29, 2014

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Argan, Inc. (“Argan”)
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed April 15, 2014
Form 10-K/A for the Fiscal Year Ended January 31, 2014
Filed April 23, 2014
File No. 1-31756

Dear Mr. Cash:

This correspondence is in response to your letter dated September 8, 2014. For the Staff’s reference, we have included in this response letter, the original Staff comment which is followed by our response.

Form 10-K/A for the Fiscal Year Ended January 31, 2014

General

1.	We refer to your amended Form 10-K, where you included the reports of your independent registered public accounting firm with the dates correctly stated in the last paragraph of each report. As required by Rule 12b-15 of the Exchange Act, an amendment should set forth the complete text of each item being amended. As such, please file a new amendment to your Form 10-K, which includes the complete text of “Item 8 Financial Statements and Supplementary Data”. In addition, please also include currently dated certifications that refer to the amended form.

Argan Response:

Argan acknowledges the Staff’s comment and advises the Staff that it has included the requested revisions and currently dated certifications in Amendment No. 2 to the Form 10-K for the Fiscal Year Ended January 31, 2014, filed with the Securities and Exchange Commission on September 18, 2014.

We believe that we have responded to the Staff’s requests. We acknowledge the following:

•	Argan is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

September 29, 2014

Mr. John Cash

United States Securities and Exchange Commission

•	Argan may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Rainer H. Bosselmann

Rainer H. Bosselmann Chief Executive Officer

/s/ Arthur F. Trudel

Arthur F. Trudel Senior Vice President and Chief Financial Officer

cc:	Richard A. Krantz, Robinson & Cole, LLP